NANOMETRICS INCORPORATED

1550 Buckeye Drive

Milpitas, California 95035

tel. (408) 435-9600

VIA FACSIMILE

June 15, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Nanometrics Incorporated
Registration Statement on Form S-4 (File: 333-133033)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) for Nanometrics Incorporated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on Friday, June 16, 2006, or as soon thereafter as practicable.

Please advise the undersigned and the persons indicated on the cover of the Registration Statement when the order permitting such Registration Statement to become effective is issued.

Sincerely,

NANOMETRICS INCORPORATED

By:	/s/ Quentin Wright
Quentin Wright
Chief Accounting Officer